Exhibit 1

British American Tobacco p.l.c.

17 September 2024

Management Board Changes Announced

A key pillar of the refined BAT strategy announced earlier this year is the delivery of a Sustainable Future.  Together with a focus on Quality Growth and a more Dynamic Business, this underpins the Building of a Smokeless World.

To accelerate our progress, BAT announces today that Kingsley Wheaton will be appointed into the newly created role of Chief Corporate Officer. Kingsley’s current role, Chief Strategy & Growth officer, will cease to exist. Reporting into Tadeu Marroco, Chief Executive, the Chief Corporate Officer will have overall responsibility for the strategy and execution of the Group’s Sustainable Future pillar, including:

●
Establishing broad acceptance of our Tobacco Harm Reduction (THR) agenda, working with BAT’s Director, Research and Science, James Murphy, to ensure the scientific basis for harm reduction and encouraging a fact-based discussion on nicotine among key stakeholders;

●	Shaping the landscape through responsible and transparent dialogue with regulators, policy makers and other relevant stakeholders; and

●	Enhancing BAT’s leadership in sustainability and integrity.

Paul McCrory, Director, Corporate and Regulatory Affairs will continue to report to Kingsley in this role. Paul’s leadership has been instrumental in re-establishing this critical function for BAT’s future. Significant progress has been made in both developing the functional strategy and sharpening its executional focus.

Paul and Kingsley will work together during this important phase, as the management team continues to evolve to deliver the strategy.

Donato Del Vecchio, Chief Sustainability Officer, will also continue to report to Kingsley.

As we continue to expand and grow our smokeless new category product portfolio and Kingsley takes up this new role, Luciano Comin, Marketing Director, Combustibles & New Categories, will be appointed as Chief Marketing Officer, reporting directly to Tadeu Marroco, the Chief Executive.

James Barrett, Director, Business Development, will report to Soraya Benchikh, the Chief Financial Officer, bringing business development and M&A together with the rest of the Finance function.

All these changes are effective immediately.

Tadeu Marroco, Chief Executive, commented on these changes:

“We will be taking an important step later today in our journey to encourage THR acceptance with the launch of a compelling science and evidential case for THR in the form of ‘The Omni: Forward Thinking for a Smokeless World’.

As we embark on the next phases of building a Sustainable Future this is the right time to make these changes and together, Kingsley, Paul, James and Donato, will form a powerful and complementary leadership team to deliver real change.

“I would like to thank Kingsley for all that he has done as Chief Strategy & Growth Officer. He has stepped into the role at a critical time for BAT and has helped shape the strategy and establish new functional capabilities. In all of these areas, BAT is now stronger and more robust.”

Kingsley Wheaton, Chief Corporate Officer commented:

“I feel honoured to take up this new challenge. As BAT moves forward towards A Better Tomorrow, the focus on this area of the strategy will be all-important. I am looking forward to bringing my experience and understanding of, both BAT and the external environment, and making a real difference.”

ENDS

Enquiries

Media Centre
+44 (0) 20 7845 2888 (24 hours) | press_office@bat.com | @BATplc

Investor Relations
Victoria Buxton: +44 (0)20 7845 2012 | IR_team@bat.com

About BAT

BAT is a leading, multi-category consumer goods business. Our purpose is to create A Better Tomorrow™ by Building a Smokeless World. This commitment is demonstrated by our ambition to have 50 million consumers of our smokeless products by 2030.

BAT employs over 46,000 people and, in 2023, the BAT Group generated revenue of £27.28 billion, with an adjusted profit from operations of £12.46 billion.

BAT currently has 26.4 million consumers of its smokeless brands, which accounted for 17.9% of Group revenue in the first half of 2024. We are committed to becoming a predominantly smokeless business and have been clear on our ambition that 50% of our revenue will come from smokeless products by 2035.

The company’s Strategic Portfolio is made up of its global cigarette brands and a growing range of smokeless nicotine and tobacco products. These include our Vapour brand Vuse; our Heated Product brand glo; and Velo our Modern Oral (nicotine pouch) brand. These New Category products have delivered more than £3 billion in annual revenue since their introduction a decade ago.

The company continues to be clear that combustible cigarettes pose serious health risks, and the only way to avoid these risks is not to start or to quit. While addictive and not risk free, to help Build a Smokeless World, BAT encourages those who would otherwise continue to smoke to switch completely to our smokeless alternatives.

We are also reducing our use of natural resources, improving livelihoods, and delivering on our climate goals to be Net Zero across our value chain by 2050.

Forward-looking statements

This release contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our customer target ambition, New Categories revenue targets and our ESG targets.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this release are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the headings “Cautionary Statement” and “Group Principal Risks “ in the 2023 Annual Report and Form 20-F of British American Tobacco p.l.c. (BAT).

Additional information concerning these and other factors can be found in BAT’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov and BAT’s Annual Reports, which may be obtained free of charge from the BAT website www.bat.com.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this release and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.